JOSEPH D. SMITH

January 27, 2003

Elite Logistics, Inc.
Attn:     Board of Directors

Subject:     Letter of Resignation

Dear Chairman and Directors,

I hereby submit my resignation as a Director of Elite Logistics, Inc. and Elite Logistics Services, Inc. effective February 14, 2003.

Best Regards,

/s/  Joseph D. Smith
Joseph D. Smith